EXHIBIT 1



                              FOR IMMEDIATE RELEASE


     Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call.



     Nassau, Bahamas. November 17, 2005. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 during Friday November 18th, 2005 when the President will discuss the Company's 3Q05 Results and the outlook for its various businesses.

     Bondholders are requested to call the undersigned to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:     Mr. Leonard J. Hoskinson
             Ultrapetrol (Bahamas) Limited
             Telephone: 305-507-2000